[Reference Translation]
April 28, 2011
To Whom It May Concern:
Company Name: Toyota Auto Body Co., Ltd. Name and Title of Representative:
Takuji Amioka, President (Code Number: 7221 The first sections of the Tokyo Stock Exchange and the Nagoya Stock Exchange)
Name and Title of Contact Person:
Katsuhiro Matsuo, General Manager, Accounting Division
Telephone Number: 0566-36-7522 (The Parent Company of Toyota Auto Body Co., Ltd.) Company Name: Toyota Motor Corporation Name and Title of Representative:
Akio Toyoda, President (Code Number: 7203 Securities exchanges throughout Japan)

Notice Concerning Difference Between Financial Forecasts and Actual Results for FY2011

We, Toyota Auto Body Co., Ltd (the “Company”), hereby announce, as below, the difference between our financial forecasts announced on February 3, 2011 and actual results announced today.

1. Difference between the full-year financial forecasts and actual results for FY2011

(1) Difference between the consolidated forecasts and actual results for FY2011
(from April 1, 2010 to March 31, 2011)	(million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share
Previous forecasts (A)	1,520,000	22,000	22,000	10,500	90.47yen
Actual results (B)	1,462,633	16,026	15,673	5,788	49.88yen
Difference (B - A)	-57,367	-5,974	-6,327	-4,712	-
Difference (%)	-3.8	-27.2	-28.8	-44.9	-
(Reference) Actual results for FY2010	1,498,494	17,175	17,298	10,242	87.98yen

(2) Difference between the unconsolidated forecasts and actual results for FY2011
(from April 1, 2010 to March 31, 2011)	(million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share
Previous forecasts (A)	1,450,000	15,000	16,000	8,500	73.23yen
Actual results (B)	1,389,177	8,644	10,434	4,232	36.47yen
Difference (B - A)	-60,823	-6,356	-5,566	-4,268	-
Difference (%)	-4.2	-42.4	-34.8	-50.2	-
(Reference) Actual results for FY2010	1,429,726	11,388	11,848	7,405	63.61yen

2. Reasons for the difference
Due to the suspension of the vehicle production line caused by the Great East Japan Earthquake, the consolidated and unconsolidated actual results for FY2011 of the net revenues, operating income, ordinary income and net income decreased from the previously announced forecasts.